Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2003	2002	2003	2002
Basic:

Average shares outstanding	6,846,964	6,862,399	6,852,806	6,864,454
Net income	$6,190,832	$5,919,268	$17,460,391	$17,855,500
Per share amount	$0.90	$0.86	$2.55	$2.60

Diluted:

Average shares outstanding	6,846,964	6,862,399	6,852,806	6,864,454
Net effect of dilutive stock options -
based on the treasury stock method
using average market price	66,605	86,090	63,056	86,090
Diluted shares	6,913,569	6,948,489	6,915,862	6,950,544

Net income	$6,190,832	$5,919,268	$17,460,391	$17,855,500

Per share amount	$0.90	$0.85	$2.52	$2.57

Note: Antidilutive stock options totaling 110,375 and 15,400 shares were not included in the calculation of diluted earnings per share for the periods ended September 30, 2003 and 2002, respectively.